Balance sheet
Sisterhood Productions LLC
From 1/1/22- 12/31/22

| Accounts | |
| --- | --- |
| Assets | |
| Total Cash and Bank | 360,719.53 |
| Total Other Current Assets | 0 |
| Total Long-term Assets | 0 |
| Total Assets | 360,719.53 |
| | |
| Liabilities | |
| Total Current Liabilities | 0 |
| Total Long Term Liabilites | 0 |
| Total Liabilites | 0 |
| | |
| Equity | |
| Total Other Equity | 0 |
| Total Retained Earnings | 0 |
| Total Equity | 360,719.53 |